Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2018

Quarterly Net Revenues Increased by 41.2% Year-Over-Year

Quarterly Student Enrollments Increased by 7.7% Year-Over-Year

Beijing, April 24, 2018 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the third fiscal quarter ended February 28, 2018, which is the third quarter of New Oriental’s fiscal year 2018.

Financial Highlights for the Third Fiscal Quarter Ended February 28, 2018

•	Total net revenues increased by 41.2% year-over-year to US$618.1 million for the third fiscal quarter of 2018.

•	Operating income increased by 1.5% year-over-year to US$58.4 million for the third fiscal quarter of 2018.

•	Net income attributable to New Oriental increased by 1.1% year-over-year to US$68.4 million for the third fiscal quarter of 2018.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2018	3Q FY2017	% of change
Net revenues	618,081	437,849	41.2%
Operating income	58,367	57,515	1.5%
Non-GAAP operating income (2)(3)	81,156	65,784	23.4%
Net income attributable to New Oriental	68,376	67,619	1.1%
Non-GAAP net income attributable to New Oriental (2)(3)	91,165	75,888	20.1%
Net income per ADS attributable to New Oriental - basic	0.43	0.43	0.7%
Net income per ADS attributable to New Oriental - diluted	0.43	0.43	0.7%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.58	0.48	19.6%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.57	0.48	19.6%

(in thousands US$, except per ADS(1) data)	9M FY2018	9M FY2017	% of change
Net revenues	1,746,429	1,313,156	33.0%
Operating income	206,374	210,313	-1.9%
Non-GAAP operating income(2)(3)	241,602	221,628	9.0%
Net income attributable to New Oriental	231,048	219,041	5.5%
Non-GAAP net income attributable to New Oriental(2)(3)	266,276	230,356	15.6%
Net income per ADS attributable to New Oriental - basic	1.46	1.39	5.1%
Net income per ADS attributable to New Oriental - diluted	1.46	1.39	5.1%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.68	1.46	15.1%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.68	1.46	15.2%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 28, 2018

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 7.7% year-over-year to approximately 861,400 for the third fiscal quarter of 2018.

•	The total number of schools and learning centers was 1000 as of February 28, 2018, an increase of 197 compared to 803 as of February 28, 2017, and an increase of 60 compared to 940 as of November 30, 2017. The total number of schools was 87 as of February 28, 2018.

Michael Minhong Yu, New Oriental’s Executive Chairman, commented, “We are pleased to continue our strong momentum in driving top line growth for the third quarter of fiscal year 2018. Our revenue increased by 41.2%, exceeding our initial expectation once again. Our deferred revenue balance recorded US$1,083.8 million at the end of the quarter, up 42.5% year-over-year. This was mainly driven by the significant increase in student enrollments in the second and third quarters of fiscal year 2018, which reached a year-over-year growth of 30% despite the influence of a much later Chinese New Year this year. Our K-12 all-subjects after-school tutoring business accelerated its growth momentum in the third quarter, leading to a significant year-over-year revenue increase of 51%. Furthermore, our U-Can middle and high school all-subjects after-school tutoring business also recorded revenue growth of approximately 51% while the POP Kids program grew by approximately 50% year-over-year. It is also very encouraging to see sustained drive in enrollments and cash proceeds from student registrations remained in the first eight weeks of the fourth fiscal quarter, which grew year-over-year by approximately 40% and 65%, respectively.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “We are committed to sustaining a healthy balance between top line and bottom line growth as we execute our well-proven ‘Optimize the Market’ strategy. Following a strong track record in the previous three quarters, we continued to make great strides in our planned acceleration in capacity expansion across cities with superior growth potential and higher operating efficiency. We added a net of 47 learning centers in 23 existing cities, opened two new schools in Lianyungang and Yancheng, and rolled out three dual-teacher model schools and eight learning centers in Jiaozuo, Dongguan and Haikou. Altogether, our total square meters of classroom area by the end of this quarter increased by approximately 41% year-over-year. Meanwhile, we continued to strengthen our online and offline integrated standardized teaching system in the K-12 business and deployed the standardized teaching system in our overseas test preparation business in some of the larger cities in China. Moreover, we carried on our efforts in building our online business and deepened investment in our pure online education platform, Koolearn.com, which delivered a year-over-year revenue growth of approximately 63% in this quarter, with registered users and paid users up by approximately 88% and 70% respectively. With solid support in resources and a series of new initiatives being rolled out, our online K-12 after-school tutoring business reported a robust year-over-year revenue growth of approximately 176%. This reflected our endeavours and further boosted our confidence in making strategic investments to capitalise on the booming online education market and to drive up our top line growth.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “ As we consistently pushed ahead with our capacity expansion strategy, our margin faced short-term headwind in this quarter with the pressure contained at a reasonable level. Non-GAAP operating margin for our language training and test preparation business declined 140 basis points year-over-year, which is in line with that of the previous quarter. We continue to anticipate that the margin pressure will gradually lessen and be lifted off over the fourth fiscal quarter and the coming fiscal year, as our key focus remains to be the enhancement in operational efficiency, utilization of facilities and cost control as time progresses. We believe that with our well-proven expansion strategy, our strategic vision and investments will continue to create sustainable long-term value for our customers and shareholders.”

Financial Results for the Third Fiscal Quarter Ended February 28, 2018

Net Revenues

For the third fiscal quarter of 2018, New Oriental reported net revenues of US$618.1 million, representing a 41.2% increase year-over-year. Net revenues from educational programs and services for the third fiscal quarter were US$564.8 million, representing a 43.0% increase year-over-year. The growth was mainly driven by increases in student enrollments in academic subjects tutoring and test preparation courses in the recent two quarters. As the registration for the 2018 winter and spring semester was concentrated in the last month of the second fiscal quarter, it contributed an exceptional 43% year-over-year enrollment growth in the period. Following that, student enrollments continued to grow by 7.7% year-over-year in the third fiscal quarter. The combined enrollment growth for the second and third quarter reached 30%.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$559.7 million, representing a 47.2% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$536.9 million, representing a 44.3% increase year-over-year.

•	Cost of revenues increased by 46.5% year-over-year to US$268.8 million, primarily due to increases in teachers’ compensation for more teaching hours and rental cost for increased number of schools and learning centers in operation.

•	Selling and marketing expenses increased by 38.2% year-over-year to US$77.2 million, primarily due to increases in brand promotion expenses and selling and marketing staff’s compensation.

•	General and administrative expenses for the quarter increased by 51.7% year-over-year to US$213.7 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$190.9 million, representing a 43.9% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers, as well as increases in R&D expenses and human resources expenses related to the development of our online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 175.6% to US$22.8 million in the third fiscal quarter of 2018, due to the grants of a total of 1.5 million restricted share units of the Company to employees and directors on October 27, 2017 with graded vesting over three years.

Operating Income and Operating Margin

Operating income for the quarter was US$58.4 million, a 1.5% increase from US$57.5 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$81.2 million, a 23.4% increase from US$65.8 million in the same period of the prior fiscal year.

Operating margin for the quarter was 9.4%, compared to 13.1% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 13.1%, compared to 15.0% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$68.4 million, representing a 1.1% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.43 and US$0.43, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$91.2 million, representing a 20.1% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.58 and US$0.57, respectively.

Cash Flow

Net operating cash flow for the third fiscal quarter of 2018 was approximately US$108.2 million. Capital expenditures for the quarter were US$60.0 million, which were primarily attributable to the opening of five new schools and 66 learning centers and renovations at existing learning centers.

Balance Sheet

As of February 28, 2018, New Oriental had cash and cash equivalents of US$721.5 million, compared to US$641.0 million as of May 31, 2017. In addition, the Company had US$113.5 million in term deposits, US$1,682.5 million in short-term investments.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2018 was US$1,083.8 million, an increase of 42.5% from US$760.5 million at the end of the third quarter of fiscal year 2017.

Financial Results for the Nine Months Ended February 28, 2018

For the first nine months of fiscal year 2018, New Oriental reported net revenues of US$1,746.4 million, representing a 33.0% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2018 increased by 24.2% to approximately 4,271,500.

Income from operations for the first nine months of fiscal year 2018 was US$206.4 million, representing a 1.9% decrease year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2018 was US$241.6 million, representing a 9.0% increase year-over-year.

Operating margin for the first nine months of fiscal year 2018 was 11.8%, compared to 16.0% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2018, was 13.8%, compared to 16.9% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2018 was US$231.0 million, representing a 5.5% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2018 amounted to US$1.46 and US$1.46, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2018 was US$266.3 million, representing a 15.6% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2018 amounted to US$1.68 and US$1.68 respectively.

Outlook for Fourth Quarter of Fiscal Year 2018

New Oriental expects total net revenues in the fourth quarter of fiscal year 2018 (March 1, 2018 to May 31, 2018) to be in the range of US$661.4 million to US$680.9 million, representing year-over-year growth in the range of 36% to 40%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 24, 2018, U.S. Eastern Time (8 PM on April 24, 2018, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “7194007.”

A replay of the conference call may be accessed by phone at the following number until May 2, 2018:

International:	+61-2-8199-0299
Passcode:	7194007

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2018, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Nan Dong

FTI Consulting

Tel: +852-3768-4569

Email: nan.dong@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28	As of May 31
	2018	2017
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	721,530	641,018
Restricted cash, current	44	44
Term deposits	113,513	195,085
Short-term investments	1,682,515	1,312,942
Accounts receivable, net	5,427	3,343
Inventory	42,176	31,742
Prepaid expenses and other current assets, net	165,470	119,397
Amounts due from related parties, current	1,312	5,948
Long-term investments due within one year	—	16,743
Total current assets	2,731,987	2,326,262
Property and equipment, net	418,826	282,800
Land use rights, net	3,862	3,668
Amounts due from related parties, non-current	2,150	1,748
Deferred tax assets, net	31,369	28,858
Long-term deposit	36,747	24,023
Long-term prepaid rent	226	849
Restricted cash, non-current	3,693	3,608
Intangible assets, net	9,155	4,005
Goodwill, net	32,122	14,083
Long-term investments, net	297,854	217,259
Other non-current assets	6,707	17,816
Total assets	3,574,698	2,924,979
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$24,138 and US$40,085 as of May 31, 2017 and February 28, 2018, respectively)	40,500	24,258
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$238,864 and US$282,036 as of May 31, 2017 and February 28, 2018, respectively)	315,239	260,700
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$40,306 and US$47,858 as of May 31, 2017 and February 28, 2018, respectively)	56,127	51,045
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$48 and US$216 as of May 31, 2017 and February 28, 2018, respectively)	216	48
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$833,932 and US$1,079,190 as of May 31, 2017 and February 28, 2018, respectively)	1,083,783	866,630
Total current liabilities	1,495,865	1,202,681
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$2,174 and US$3,115 as of May 31, 2017 and February 28, 2018, respectively)	3,279	2,220

Total long-term liabilities	3,279	2,220

Total liabilities	1,499,144	1,204,901
Noncontrolling interests	46,625	39,130
Total New Oriental Education & Technology Group Inc. shareholders’ equity	2,028,929	1,680,948
Total shareholders’ equity	2,075,554	1,720,078
Total liabilities and shareholders’ equity	3,574,698	2,924,979

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	564,752	394,797
Books and others	53,329	43,052

Total net revenues	618,081	437,849

Operating costs and expenses (note 1):
Cost of revenues	268,823	183,551
Selling and marketing	77,209	55,882
General and administrative	213,682	140,901

Total operating costs and expenses	559,714	380,334

Operating Income	58,367	57,515

Other income, net	21,902	19,750
Provision for income taxes	(13,409)	(10,583)
Loss from equity method investments	(258)	(260)
Net income	66,602	66,422
Net loss attributable to the noncontrolling interests	1,774	1,197

Net income attributable to New Oriental Education & Technology Group Inc.	68,376	67,619

Net income per share attributable to New Oriental-Basic	0.43	0.43
Net income per share attributable to New Oriental-Diluted	0.43	0.43
Net income per ADS attributable to New Oriental-Basic (note 2)	0.43	0.43
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.43	0.43

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	213,682	140,901
Share-based compensation expense in general and administrative expenses	22,789	8,269

Non-GAAP general and administrative expenses	190,893	132,632
Total operating costs and expenses	559,714	380,334
Share-based compensation expenses	22,789	8,269

Non-GAAP operating costs and expenses	536,925	372,065
Operating income	58,367	57,515
Share-based compensation expenses	22,789	8,269

Non-GAAP operating income	81,156	65,784
Operating margin	9.4%	13.1%
Non-GAAP operating margin	13.1%	15.0%
Net income attributable to New Oriental	68,376	67,619
Share-based compensation expenses	22,789	8,269

Non-GAAP net income attributable to New Oriental	91,165	75,888
Net income per ADS attributable to New Oriental- Basic (note 2)	0.43	0.43
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.43	0.43
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.58	0.48
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.57	0.48
Weighted average shares used in calculating basic net income per ADS (note 2)	158,253,243	157,607,555
Weighted average shares used in calculating diluted net income per ADS (note 2)	158,736,059	158,039,414
Non-GAAP income per share - basic	0.58	0.48
Non-GAAP income per share - diluted	0.57	0.48

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended February 28
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expense	22,789	8,269

Total	22,789	8,269

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	1,591,829	1,201,297
Books and others	154,600	111,859

Total net revenues	1,746,429	1,313,156

Operating costs and expenses (note 1):
Cost of revenues	766,275	550,329
Selling and marketing	223,203	166,519
General and administrative	550,577	385,995

Total operating costs and expenses	1,540,055	1,102,843

Operating income	206,374	210,313

Other income, net	70,413	49,681
Provision for income taxes	(43,260)	(36,164)
Loss from equity method investments	(9)	(2,943)
Net income	233,518	220,887
Net gain attributable to the noncontrolling interests	(2,470)	(1,846)

Net income attributable to New Oriental Education & Technology Group Inc.	231,048	219,041

Net income per share attributable to New Oriental-Basic	1.46	1.39
Net income per share attributable to New Oriental-Diluted	1.46	1.39
Net income per ADS attributable to New Oriental-Basic (note 2)	1.46	1.39
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.46	1.39

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	550,577	385,995
Share-based compensation expense in general and administrative expenses	35,228	11,315
Non-GAAP general and administrative expenses	515,349	374,680
Total operating costs and expenses	1,540,055	1,102,843
Share-based compensation expenses	35,228	11,315
Non-GAAP operating costs and expenses	1,504,827	1,091,528
Operating income	206,374	210,313
Share-based compensation expenses	35,228	11,315
Non-GAAP operating income	241,602	221,628
Operating margin	11.8%	16.0%
Non-GAAP operating margin	13.8%	16.9%
Net income attributable to New Oriental	231,048	219,041
Share-based compensation expenses	35,228	11,315
Non-GAAP net income attributable to New Oriental	266,276	230,356
Net income per ADS attributable to New Oriental- Basic (note 2)	1.46	1.39
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.46	1.39
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.68	1.46
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.68	1.46
Weighted average shares used in calculating basic net income per ADS (note 2)	158,117,868	157,508,173
Weighted average shares used in calculating diluted net income per ADS (note 2)	158,429,934	157,910,916
Non-GAAP income per share - basic	1.68	1.46
Non-GAAP income per share - diluted	1.68	1.46

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expense	35,228	11,315

Total	35,228	11,315

Note 2: Each ADS represents one common share.